Exhibit 99.1

E-Home Household Service Holdings Limited Announces Extraordinary General Meeting Results

FUZHOU, China, June 5, 2024 /PRNewswire/ -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the “Company” or “E-Home”), a provider of integrated household services in China, today announced that at an extraordinary general meeting of the Company held on May 31, 2024, at 10:00 a.m., local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China (the “Meeting”), its shareholders have approved a share consolidation of the Company’s issued and unissued ordinary shares (the “Ordinary Shares”) at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-ten (10) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 90 calendar days after the date of passing of these resolutions (the “Share Consolidation”). At the meeting, the shareholders of the Company also approved and authorized the Board to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion.

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its shareholders. As such, if the Board did not determine a ratio within such 90-day period, the Share Consolidation would not proceed and will be abandoned.

About E-Home Household Service Holdings Limited

Established in 2014, E-Home Household Service Holdings Limited is a Nasdaq-listed household service company based in Fuzhou, China. The Company, through its website and WeChat platform “e-home”, provides integrated household services, including 1) Installation and maintenance of home appliances and smart homes; 2) Housekeeping, nanny, confinement nurse and cleaning services; 3) Internet elderly care + home-based elderly care; 4) Cleaning of public establishments.

After years of development, the Company has formed two main services and two auxiliary services targeting at individual consumers (ToC) and business clients (ToB), with two important subsidiaries. 1) The ToC business focuses on nanny, confinement nurse, home-based elderly care and cleaning, and family comprehensive service supplemented by other housekeeping services. At present, it has successfully connected with metaverse technology to realize metaverse-based customer service as well as training of domestic workers. The ToB business focuses on public cleaning and cleaning robotic equipment. In addition, we have two subsidiaries: 1. Zhongrun Pharmaceutical, which integrates pharmaceutical warehousing, distribution, wholesaling, retailing and online sales; 2. Chuang Ying Business School: corporate president class training, in-house training, business consulting and counseling, and policy counseling.

E-Home has become a modern enterprise of comprehensive service for family life. The Company always adheres to the business philosophy of “solving every issue of customers with heart”, and to the code of conduct of “doing everything well with heart”. The Company aims to set the benchmark of the household service industry. For more information, visit the Company’s website at http://www.ej111.com/ir.html.

Forward-Looking Statement

All statements other than statements of historical fact in this announcement are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company’s filings with the SEC, that may affect the Company’s future results. All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these risk factors.

For more information, please contact:

Chunming Xie

Investor Relations

Email: xcm@ej111.com

Phone: +86 15359908086